JPMORGAN TRUST III

270 PARK AVENUE

NEW YORK, NEW YORK 10017

VIA EDGAR

February 24, 2014

Catherine C. Gordon

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	JPMorgan Trust III (the “Trust”) and JPMorgan Multi-Manager Alternatives Fund (the “Fund”); File Nos. 333-192502; 811-22915

Dear Ms. Gordon:

This letter is in response to the initial comments you provided with respect to the JPMorgan Multi-Manager Alternatives Fund (the “Fund”). Below, we describe the changes made to the registration statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested. These changes will be reflected in Pre-Effective Amendment No. 1 to the Fund’s registration statement on Form N-1/A, which is being filed via EDGAR along with this response letter. Capitalized terms used but not defined in this letter have the meanings given to them in the Fund’s registration statement.

PROSPECTUS COMMENTS

Fees and Expenses of the Fund

1.	Comment: The last sentence of footnote 4 states that the fee waiver arrangement cannot be terminated prior to an as of yet unspecified date. Please confirm to us that the fee waiver arrangement will actually reduce fund operating expenses for no less than one year from the effective date of the Fund’s registration statement. Otherwise please delete the Fee Waivers and Expense Reimbursements caption (and other associated disclosure from the Fees and Expenses of the Fund Section of the Prospectus). (See Instruction 3(e) of Form N-1A.)

Response: The Fund confirms that the fee waiver arrangement will be in place for no less than one year from the effective date of the Fund’s registration statement.

What are the Fund’s main investment strategies?

2.	Comment: The first carry-over paragraph (p. 2) states that the “[t]he Fund seeks to generate returns with low volatility and low sensitivity to movements in traditional equity and fixed-income markets.” Explain what “movements in traditional equity and fixed income markets” are referenced. In particular, describe how the investment will be sensitive to neither equity nor fixed income, where the equity and fixed income markets may not necessarily move in concert.

Response:

The Fund has modified its disclosure to note that the Fund seeks to generate returns with low sensitivity to the performance of traditional equity and fixed-income markets. Please note that the Fund does not expect its overall portfolio will be sensitive to neither equity nor fixed income; rather, it expects that such sensitivity for the overall portfolio will be low because the portfolio will be constructed with strategies that themselves have less sensitivity to traditional equity and fixed income markets, and to varying degrees one another. For example, the strategies have the flexibility to be long as well as short equity and fixed income markets, as well as other markets such as commodities and currencies, and will often seek to minimize directional market exposure.

3.	Comment: [T]he first full paragraph (p. 2) states that “[t]he alternative investment strategies utilize a broad range of equity, fixed income and other asset classes in the U.S. and other markets throughout the world, both developed and emerging.” Disclose the asset classes referenced.

Response: The disclosure has been revised in response to your comment.

4.	Comment: The “Relative Value” disclosure (p. 2) seeks to describe relative value strategies by using a list of undefined strategies, including: “convertible bond arbitrage, statistical arbitrage, capital structure arbitrage, pairs trading, yield curve arbitrage, volatility arbitrage, global tactical asset allocation, commodity relative value, and basis trading.” Describe each of the disclosed strategies. In your description, include a definition of “arbitrage.”

Response: The disclosure has been revised in response to your comment. Specifically, the Fund has included a definition of arbitrage in the “What are the Fund’s main investment strategies” section and has added descriptions of the listed strategies in the “Additional Information About the Fund’s Investment Strategies” section.

5.	Comment: The “Opportunistic/Macro” disclosure (p. 2) uses the terms “identifiable market-driven investment return sources” and “mean reversion.” Define each of those terms.

Response: The disclosure has been revised in response to your comment.

6.	Comment: The “Credit” disclosure (p. 2) does not disclose any quality, maturity or duration strategies with respect to credit. Disclose any such strategies intended to be pursued by the Fund.

Response: The Fund’s principal investment strategies do not utilize specific quality, maturity or duration components. The Fund may invest in debt investments of any quality and there is no current intention to manage the Fund’s debt investments to a specific maturity or duration.

7.	Comment: The first carryover paragraph (p. 3) states “[t]he Fund may use futures contracts, options, forwards, industry loss warranties, warrants, rights and swaps to more effectively gain targeted equity and fixed income exposure from its cash positions, to hedge investments, for risk management and to attempt to increase the Fund’s gain.” Disclose the meaning of the term “industry loss warranties”.

Response: The Fund has added disclosure to its SAI describing the term “industry loss warranties.”

8.	Comment: The second paragraph (p. 3) states “[t]he Fund will gain exposure to commodity markets by investing up to [ ]% of its total assets in commodity related instruments either directly or indirectly through JPM MMAC Holdings Ltd., a wholly owned subsidiary of the Fund organized under the laws of the Cayman Islands (the Subsidiary).” With respect to the foregoing:

Disclose: (1) whether the Fund has received a private letter ruling from the Internal Revenue Service stating that undistributed income derived from the Subsidiary is qualifying income, and (2) if the Fund has not received a private letter ruling, its basis for determining that such undistributed income is qualifying income, such as an opinion of counsel.

Response: The Fund has not received its own private letter ruling and instead relies on the reasoning used in private letter rulings issued to registrants on similar facts. While the Fund expects that it will receive a legal opinion regarding the treatment of income derived from investments in the Subsidiary, counsel has not authorized disclosure of that opinion in the Fund’s registration statement. We respectfully submit that the disclosure in the prospectus is sufficient as drafted and, in particular, note the following disclosure under “Subsidiary Risk” in the “More About the Fund – Investment Risks” section:

“As described in the “Tax Risk” below, the Fund has not received a private letter ruling from the Internal Revenue Service (the IRS) with respect to income derived from its investment in the Subsidiary. The Fund relies on the reasoning of private letter rulings from the IRS to other taxpayers with respect to its investment in the Subsidiary.”

Disclose, as appropriate, whether any of the Subsidiary’s principal investment strategies or principal risks constitute principal investment strategies or risks of the Fund. The principal investment strategies and principal risk disclosures of a Fund that invests in a Subsidiary should reflect aggregate operations of the fund and the Subsidiary.

Response: We respectfully submit that the disclosure in the prospectus is sufficient as drafted. In particular, the Subsidiary’s permitted investments are discussed in the “What are the Fund’s main investment strategies?” section and the risks associated with the Subsidiary are detailed, among other places, under “Subsidiary Risk” in the “The Fund’s Main Investment Risks” section.

Confirm that the financial statements of the Subsidiary will be consolidated with those of the Fund.

Response: We confirm that the financial statements of the Subsidiary will be consolidated with those of the Fund.

Confirm in correspondence that: (1) the Subsidiary’s expenses will be included in the fund’s prospectus fee table; (2) the Subsidiary and its board of directors will agree to designate an agent for service of process in the United States; (3) the Subsidiary and its board of directors will agree to inspection of the Subsidiary’s books and records by the staff; and (4) the Subsidiary’s board of directors will sign the fund’s registration statement.

Response: With the exception of item (4), each of the items is confirmed. The Subsidiary’s board will not be signatories, which we believe is not required by Form N-1A and applicable published SEC staff guidance, and would effectively transform the subsidiary into a co-issuer of the Fund’s shares.

The Fund’s Main Investment Risks

9.	Comment: The “Convertible Securities Risk” disclosure does not describe the risks attendant with investing in convertible securities. Disclose the risk to the Fund of investing in convertibles.

Response: The disclosure has been revised in response to your comment.

10.	Comment: “[Relative Value]” is described as a main investment strategy for the Fund and a number of strategies are listed as potential Fund strategies (see above, question 4). Disclose the risks to the Fund in engaging in statistical arbitrage, capital structure arbitrage, pairs trading, yield curve arbitrage, volatility arbitrage, global tactical asset allocation, commodity relative value, and basis trading.

Response: The Fund has added an additional risk factor on relative value strategies in response to your comment.

More About the Fund

11.	Comment: The strategy disclosure in this section does not appear to be comprehensive disclosure of the principal strategies summarized in the Summary, as required by Item 9. Item 4 disclosure is supposed to be a summary of Item 9 disclosure

Response: The disclosure has been revised in response to your comment.

12.	Comment: The last full paragraph states that the Fund may use various derivatives to help manage “duration,” “sector and yield curve exposure” and “credit and spread volatility.” Disclose the meaning of those terms.

Response: The disclosure has been revised in response to your comment.

13.	Comment: The last sentence in the page states “[t]he fund may utilize these investment strategies to a greater or lesser degree.” [Emphasis added] Confirm whether the word “these” refers to the immediately preceding discussion of derivatives or all of the strategies disclosed on page 8. If the latter is correct, we suggest moving the statement to the introductory paragraph under the heading “Additional Information About the Fund’s Investment Strategies” to avoid confusion.

Response: We confirm that is it the latter. The disclosure has been revised in response to your comment.

14.	Comment: The “Illiquid holdings” section (p. 40) states that the Fund “may” invest more than 15% of net assets in illiquid holdings. Consistent with staff policy regarding open end funds investing in illiquid securities, please revise this disclosure to state that the fund may not invest more than 15% of its assets in illiquid securities.

Response: The disclosure has been revised in response to your comment.

STATEMENT OF ADDITIONAL INFORMATION COMMENTS

Fundamental Investment Policies

15.	Comment: Disclosure for a number of the fundamental policies indicate that the fund may engage in such practices up to the amounts permitted by the 1940 Act or applicable law. Please explain in this section what is permitted by such applicable laws. This disclosure may be added in a paragraph adjacent to the fundamental policies described in this section.

Response: The Fund respectfully submits that the disclosure is sufficient as drafted. Disclosure is included elsewhere in the SAI describing certain of these applicable laws. For example, the second paragraph under the “Investment Policies” section discusses borrowing and senior securities limits under the 1940 Act. Furthermore, disclosure on the types of loans in which the Fund may invest is included elsewhere in the SAI (see, for example, “Loans”).

Credit Default Swaps

16.	The second paragraph states “[i]n cases where a Fund is a seller of a CDS contract, the Fund will earmark and reserve assets, in cash or liquid securities, to cover its obligation.” Clarify that the Fund will cover or segregate the full notional value of a CDS contract when it is the CDS contract seller.

Response: The disclosure has been revised in response to your comment.

Additional Edits

Please note that in addition to the changes referred to above, the Fund has made additional edits to the prospectus and statement of additional information, including the following: (1) updating the list of instruments in which the Fund may invest; (2) modifying the upper end of the range that is expected to be allocated to the Opportunistic/Macro strategy; (3) clarifying disclosure relating to the commodity subsidiary, including adding the percentage amount that may be invested in the commodity subsidiary; (4) modifying existing and adding new risk factors (e.g., including additional risk factors on the various alternative investment strategies) to the prospectus and re-ordering the risk factors alphabetically; and (5) updating disclosure in the statement of additional information related to sub-advisers and conflicts of interests.

*    *    *    *    *

In connection with your review of the Fund’s initial registration statement filed by the Trust on November 22, 2013, the undersigned hereby acknowledges on behalf of the Trust that: (1) the Trust is responsible for the adequacy and the accuracy of the disclosure contained in the filings; (2) comments of the staff of the Securities and Exchange Commission (“Staff”), if any, or changes to disclosure in Response to Staff Comments, if any, in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing made; and (3) the Trust may not assert Staff comments, or lack thereof, as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004, release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

We hope that the Staff finds this letter responsive to the Staff’s comments. Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at (212) 648-2085 or Carmine Lekstutis at (212) 648-0919.

Sincerely,

/s/ John Fitzgerald
John Fitzgerald
Assistant Secretary